Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2016

Company overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. ArcelorMittal had sales of $28.1 billion, steel shipments of 43.6 million tonnes, crude steel production of  46.3 million tonnes, iron ore production from own mines of 27.6 million tonnes and coal production from own mines of 2.9 million tonnes in the six months ended June 30, 2016 as compared to sales of $34.0 billion, steel shipments of 43.8 million tonnes, crude steel production of 47.8 million tonnes, iron ore production from own mines of 31.9 million tonnes and coal production from own mines of 3.1 million tonnes in the six months ended June 30, 2015.

ArcelorMittal has steel-making operations in 19 countries on four continents, including 54 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the Commonwealth of Independent States (“CIS”) region. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries.

ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company currently has coal mining activities in Kazakhstan and the United States. The Company also produces various types of mining products including iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, Pulverized Coal Injection (“PCI”) and thermal coal.

Key factors affecting results of operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections.

The North American and European markets together accounted for over 60% of ArcelorMittal’s deliveries in 2015 and, consequently, weakness in these markets has a significant impact on ArcelorMittal’s results. The onset of the Eurozone crisis caused underlying European steel demand to weaken in 2012 and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in each of the past three years, but in 2015 were still lower than 2011 levels and remain around 25% below 2007 levels. Demand has continued to increase slowly in 2016 but imports into the European Union (“EU”) have risen more strongly, meaning domestic European deliveries fell, impacting the ability of ArcelorMittal to serve one of its largest markets. Underlying steel demand in North America has increased in each of the past five years, but apparent demand has been impacted by inventory movements, particularly during 2014 when inventories rose significantly as imports rose almost 40% over 2013. This led to stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. Although underlying steel demand continued to rise in 2015, apparent demand declined significantly, negatively impacting the Company’s deliveries and profitability. Apparent demand in the United States was still down year over year in the first half of 2016 as inventories continue to be reduced and demand for Oil and Country Tubular Products (“OCTG”) is still very weak. However, the situation is improving for both long and flat products as apparent demand stabilizes and prices increase, improving profitability.

Demand dynamics in China have also substantially affected the global steel business. After growing strongly since 2000, Chinese steel demand has started to decline as a result of weaker real estate sector construction and machinery production. This decline in domestic demand has led to a surge in Chinese steel exports, which increased by over 30 million tonnes from 2013 to 2014, and then by an additional 18 million tonnes from 2014 to 2015. This increase in Chinese exports is greater than the growth in world ex-China steel demand over the past two years, and has had the effect of curtailing domestic production in countries outside of China over the period. Chinese exports continued to rise during the first half of 2016, up 11% year-on-year. While the majority of exports are directed to Asia, and exports to the US are reduced due to the impact of trade cases, a significant proportion are still being directed toward ArcelorMittal’s core European markets. While not a sustainable long-term strategy, Chinese exports in 2015 were increasingly being sold at prices below cost (CISA reports CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization.

ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example in the second quarter of 2013 and fourth quarter of 2015. Over the past few years the tendency of iron ore prices to decline has meant that changes in steel prices were usually a negative for the Company. However, this is not always the case; for example, prices increased faster than raw material prices in the second quarter of 2016, increasing profitability.

The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Iron ore prices were relatively stable in 2013, averaging $135 per tonne (“/t”), but fell sharply in 2014, reaching lows of $68/t in December 2014 and averaging under $100/t for the first time since 2009. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, which were weaker again in 2015, ending the year at $40 and averaging only $56/t. Iron ore prices have since rebounded from $40/t during December 2015 and January 2016 to around $55/t in June 2016. As the percentage of the Company’s sales of iron ore to external customers as a percentage of overall mining sales has increased in recent years, due to the Company’s increasing mining production, the Company’s exposure to the impact of iron ore price fluctuations has also increased. Therefore, any reduction in iron ore prices from around $55/t currently due to either continued strong growth of seaborne supply or any further significant decline of Chinese steel demand is likely to negatively impact ArcelorMittal’s revenues and profitability.

Economic environment[1]

Global GDP growth slowed to 2.4 percent in 2015 from 2.6 percent in 2014. Softer-than-expected activity since the start of 2016 has led to downward revisions to growth projections for this year. Oil-exporting countries, in particular, have faced increasing headwinds from low oil prices and the associated financial stress, which has led to a collapse of capital expenditure in the energy sector.

U.S. GDP grew 2.4 percent in 2015, the same as in 2014. Growth further slowed to just 1.1 percent in the first quarter of 2016, as the slump in the stock market and concerns about the global outlook dampened sentiment, leading companies to postpone investment plans. A strong U.S. dollar and weakening demand from emerging markets contributed to stalling exports in 2015 and in the first half of 2016. In contrast, gains in real disposable income, led by robust job creation and falling energy prices, continue to support private consumption as the main engine of growth. Over the last two years, the Federal Reserve has revised down its projections for the federal funds rate expected at the end of 2016 by more than 180 basis points. While monetary policy should remain accommodative well into 2017, fiscal policy has eased to a broadly neutral stance, but uncertainty over the medium-term fiscal outlook remains.

The recovery in the EU has been continuing at a moderate pace; GDP growth picked up in 2015 to around 1.9 percent, supported by an exceptional level of monetary policy accommodation, improved labor market conditions and low oil prices. However, weak external demand, renewed domestic uncertainties (particularly the Brexit vote), and broader geopolitical risks continue to weigh on confidence and activity. The European Central Bank (“ECB”) announced additional monetary policy easing measures in March 2016, including cuts in its deposit rate further into negative territory, and long-term refinancing operations for banks at below-zero interest rates. Problems associated with structural rigidities and persistent imbalances, although being gradually addressed, are still significant.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight July 15, 2016

After a long period of consolidation that dampened activity, fiscal policy is also expected to be slightly expansionary this year as increasing flows of migrants to the EU are creating notable challenges.

Growth in China decelerated further, to 6.9 percent in 2015, and to 6.7 percent in the first quarter of 2016, reflecting weak exports and slowing investment. Gradual domestic rebalancing is underway. A sharp slowdown in industrial activity has thus far been mitigated by steady growth in the services sector. As a response to the pronounced slowdown in the industrial sectors and in real estate, a range of expansionary policy measures were implemented in the second half of 2015. These included cuts in reserve requirements and interest rates, increased public spending on infrastructure projects and tax cuts for small businesses. Further policy easing in 2016 has been increasingly focused on fiscal measures. Policy accommodation has contributed to a rebound in investment and significant turnaround in housing prices, raising renewed concerns about overvaluation in some market segments. Weaker global growth prospects and a decision to shift away from the bilateral exchange rate with the U.S. dollar towards a basket of currencies, contributed to renewed stock market turbulence in January 2016. The pressure on the renminbi subsided and the currency has remained broadly stable against the U.S. dollar and in real trade-weighted terms since the start of 2016. The pace of decline of foreign reserves slowed as capital outflows, which had reached record levels in 2015 ($500 billion), eased in early 2016.

In Brazil, GDP decreased significantly to 3.8 percent in 2015 in its worst recession in decades. The economy remains in recession, with a decline of 5.4 percent year-on-year in the first quarter 2016. High inflation and rising unemployment have eroded real income and weighed on private consumption, while fixed investment has been on a steep decline since 2014. Investor confidence has slumped partly due to the uncertainties surrounding the Lava Jato investigations and the impeachment process against former President Rousseff. However, a more certain political outlook combined with a mild rebound in commodity prices has led to a 20 percent currency appreciation between January 2016 and June 2016. The pace of decline in growth seems likely to moderate towards the end of 2016.

Real GDP in Russia declined by 1.2 percent year-on-year in the first quarter of 2016, following the sharp 3.7 percent contraction in 2015. The Russian economy is struggling to adjust to continued low oil prices, trade embargoes and geopolitical concerns. Though necessary to support the adjustment, tight fiscal and monetary policies are also weighing on growth, although there are tentative indications that the decline in some sectors may be bottoming out.

Global industrial production (“IP”) growth slowed to 1.2 percent year-on-year in 2015 as Organization for Economic Co-operation and Development (“OECD”) countries eased to just 0.6 percent year-on-year, after growing by 2.1 percent in 2014, whereas IP growth in non-OECD countries slowed to 2.4 percent from 3.8 percent in 2014.

Global apparent steel consumption (“ASC”) is estimated to have fallen by 2.4 percent year-on-year in 2015. This was mainly due to the slowdown in China, where consumption fell by 4.5 percent in 2015, the second consecutive year of decline.  Elsewhere, world-ex-China ASC fell by just 0.5 percent, as significant declines in CIS (9%), NAFTA (7.5%) and Latin America (8%) were offset by growth in other regions, particularly in the EU (3.5%), Asia ex-China (5%) and Africa & Middle East (4%). During the first half of 2016, the declines in demand have slowed, with Chinese demand down by around 3 percent year-on-year but with demand weaker earlier in the year and beginning to stabilize in the second quarter. ASC in the U.S. has followed a similar trajectory with steep declines during the first quarter of 2016 but with demand stabilizing year-on-year in the second quarter. Demand in Brazil continued to decline significantly in the first half of 2016 although the pace of decline moderated in the second quarter, while in Europe, ASC continues to grow, albeit much slower growth than during 2014 or 2015.

Steel production[2]

After declining sharply during 2009 to 1.2 billion tonnes, world crude steel production grew robustly each year to 1.6 billion tonnes in 2013, driven by strong Chinese growth. Global production continued to rise in 2014, up 3.2% to 1.65 billion tonnes, due again to the rising output in China. Chinese production is estimated to have increased from 775 million tonnes in 2013 to about 813 million tonnes in 2014 (an increase of 5.0% year-on-year), whereas world ex-China growth also increased only 1.5% year-on-year to 839 million tonnes. World crude steel production then fell in 2015, for the first time since 2009, as steel consumption in developed and key emerging markets declined. Amid depressed demand conditions, the availability of low priced imports, particularly from China, in which domestic demand also declined, forced many producers across the world to curtail output.

Between 2009 and 2014, global production increased by around 35%, rising by approximately 0.5 billion tonnes to 1.67 billion tonnes in 2014, of which China alone accounted for around 60% of the growth. While global steel consumption also increased following the 2009 financial crisis, the slowdown in China in 2014 and 2015 exposed the excess capacity issues faced by the steel industry as Chinese producers increased export volumes to compensate for falling domestic demand. Indeed, Chinese exports soared by 72% in 2014 and 2015, rising to a record 112 million tonnes in 2015.

[2]Annual Global production data is for all 66 countries for which production data is collected by World steel, accounting for around 99% of global steel production.  The first half of 2016 data includes only countries where data is collected monthly (over 95%) and excludes countries for which data is collected annually.

Global steel production is estimated to have fallen by 2.8% to 1.62 billion tonnes in 2015 (a decrease of 1.8% year-on-year over the first half of the year and a decrease of 3.6% year-on-year over the second half of the year). Production in the second half of 2015 was weaker reflecting worsening global demand conditions over the period and increased destocking as prices fell.

Global crude steel output picked up during the second quarter of 2016 but output was still down 2.2% year-on-year during the first half of the year due to a weaker first quarter. In China, production declined by 4.1% year-on-year during the first quarter of 2016 before rising by 0.4% year-on-year in the second quarter, leading to a decline of 1.8% year-on-year in the first half of 2016. Tighter steel margins continued to render some mills unprofitable but producers were able to offset relatively weaker domestic demand with increased exports over the second quarter of 2016. Most major steel producing regions also recorded a decline in production during the first half of 2016. EU28 steel output decreased by 6.1% to around 165.5 million tonnes annualized even though consumption recorded positive growth; the incremental demand continued to be satisfied by imports. NAFTA region steel production fell marginally by 0.2% year-on-year to roughly 110 million tonnes annualized over the first half of 2016.  In fact, output in the USA picked up over the second quarter due to the end of destocking that characterized the first quarter of 2016 coupled with relatively subdued import volumes. Overall US output increased by 0.2% year-on-year in the first half of 2016. South America saw a fall in output of 13.5% year-on-year during the first half of 2016 as both Brazil and Argentina suffered declines of 13% and 15%, respectively. In Asia, production decreased by 1.6% year-on-year in the first half of 2016, mainly due to slower growth in China and Japan (a decrease of 1.6% year-on-year).  In the CIS, however, output increased by 1.2% year-on-year to 103 million tonnes annualized in the first half of 2016 as domestic demand remained healthier than expected while exports were also supported by improving global demand. In India, production increased by 2.7% year-on-year and elsewhere, Australia also recorded a 3.3% year-on-year rise in production.

Steel prices[3]

Steel prices for flat products in Europe improved in euro terms during the first quarter of 2016 against December 2015 levels. In Northern Europe, the price for hot rolled coil (“HRC”) improved from January to March, to reach an average of €325-334 ($358-368) per tonne (“/t”) for the first quarter of 2016. Prices saw a similar trend in Southern Europe, with spot HRC improving to an average of €296-310 ($326-341)/t for the first quarter of 2016. The second quarter of 2016 saw a sharp increase in international steel prices, led by rising prices in China; spot HRC averaged at €407-419 ($459-473)/t in Northern Europe and at €394-405 ($445-457)/t in Southern Europe, corresponding to an average increase of approximately €84/$103/t in the North, and €97/$118/t in the South of Europe compared to the first quarter of 2016.

In the United States, spot HRC prices increased during the first quarter of 2016, from the December 2015 average of $412/t, up to an average of $442/t in January 2016 and later $471/t in March 2016, reaching a quarterly average of $456/t in the first quarter of 2016. The second quarter of 2016 had a strong start, with HRC prices reaching $541-559/t, and continued strengthening to $691-704/t in June, for a quarterly average of $631-648/t, representing an improvement of approximately $184/t compared to the first quarter of 2016.

In China, spot HRC prices also increased during the first quarter of 2016, against the average of the fourth quarter of 2015. Domestic HRC prices went up from an average of $262-264/t (VAT excluded) in January 2016 to an average of $309-312/t (VAT excluded) in March 2016, setting the average for the first quarter of 2016  at $280-283/t (VAT excluded), against an average of $250-252/t (VAT excluded) for the fourth quarter of 2015. Beginning in March 2016, the imported 62% Fe Iron Ore price began to increase, even rising by almost $10/t in a single day, after billet prices in Tangshan had surged by about $55/t. Prices of other steel products then also improved by $40-50/t as mills raised production in March and domestic demand began to stabilize supported by government stimulus and an improvement in the real estate sector. This resulted in a significant price increase, which reached a high for the year in China in April 2016, with spot HRC averaging $380/t (VAT excluded) for the month. The remaining two months of the second quarter of 2016 saw domestic prices declining, with spot HRC at $348-350/t (VAT excluded) in May and $327-329/t (VAT excluded) in June. The HRC average price for the second quarter of 2016 was $351-354/t (VAT excluded), representing an improvement of approximately $71/t compared to the first quarter of 2016.

Long steel products saw a quarter-on-quarter price decline in Europe, with medium sections averaging €450-458/t ($496-505/t) during the first quarter of 2016, against €474-486/t ($519-532/t) in the fourth quarter of 2015. There was a similar trend in rebar prices which averaged €352-358 ($388-395)/t in the first quarter of 2016, corresponding to a price drop of approximately €15/t compared to the fourth quarter of 2015. This downward trend then reversed in the second quarter of 2016, with medium sections improving from €467-479 ($530-543)/t in April, up to €538-550 ($603-617)/t in June. Rebar prices improved sharply from €389-400 ($441-454)/t in April, up to €487-501 ($551-567)/t in May, but prices dropped back in June to €467-477 ($525-536)/t. The second quarter of 2016 ended with an average price improvement against the first quarter of 2016 of approximately €55/t for medium sections, and about €99/t for rebar.

[3] Source: Steel Business Briefing (SBB)

In Turkey, the price of imported scrap HMS 1&2 remained low during January and February 2016 but rose about $40/t in March 2016 to $218/t CFR, albeit at an average of $194/t CFR for the first quarter of 2016, with only a small improvement of approximately $6/t against the fourth quarter of 2015 average. The Turkish rebar export price followed a similar trend, with the average price for the first quarter of 2016 of $333-337/t FOB, against $331-337/t FOB in the fourth quarter of 2015. The March 2016 export price of Turkish rebar reached $361-365/t FOB (representing an increase of $44/t over February’s prices). This upward price trend continued during the first two months of the second quarter of 2016 with export rebar prices from Turkey reaching $451-457/t FOB in April and $472-479/t FOB in May. In June, rebar prices corrected to $395-403/t FOB Turkey. The second quarter of 2016 average export price for Turkish rebar was $438-445/t FOB, corresponding to a substantial increase of approximately $106/t as compared to the first quarter of 2016.

Current and anticipated trends in steel production and prices

Steel output has continued to decline in most major steel producing regions during the first half of 2016 but the declines have been much less severe than during the second half of 2015 as global steel demand stabilized year-on-year in the second quarter. Exports from China continued to grow and this has impacted steel production in many regions especially South East and East Asia. Demand has held up better than expected in the CIS so far this year and steel production grew year-on-year in the second quarter of 2016 supported by elevated exports. In China, ArcelorMittal expects demand to be up year-on-year in the second half of 2016 compared to the second half of 2015 when inventories were drawn down strongly as steel prices slumped. Although Chinese steel exports grew 11% year-on-year in the first half of 2016, the Company does not expect further growth in the second half of 2016 as the base of 2015 was high and due to the delayed impact of trade cases. However, coupled with growth in demand, steel production is likely to be up slightly year-on-year in the second half of 2016. As expected, the Chinese HRC spread (difference between raw material costs and finished steel prices) fell from a peak of $210 per tonne (“/t”) in April to $150-160/t in May and June 2016 as idled capacity came back on stream. Low inventory should keep spreads (and therefore prices) relatively stable in the third quarter of 2016 before declining to normal levels in the fourth quarter when demand is seasonally weaker.

ASC in the U.S. declined by over 7% year-on-year during the first half of 2016, due to heightened destocking during the first quarter and a significant fall in energy pipe demand. Conditions improved in the second quarter of 2016, reflecting less destocking, and demand for flat products was up year-on-year and domestic prices rallied. The improvement in the HRC spread was mainly down to tight domestic supply and limited availability of imports. If significant domestic capacity comes back online or imports increase, then domestic prices will come under pressure from July levels. EU steel production declined by 6.1% during the first half of 2016 as import penetration increased. However, mills output should improve slightly in the second half of 2016 as imports slow due to the rising threat of trade protection.

Raw materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

The spot markets for iron ore and coking coal were in a downward price trend from the first half of 2014 until the beginning of 2016. In 2015, the downward trend gained momentum with a slower growth rate in China, recession in developing economies such as Brazil and Russia and continued robust seaborne supply from major miners. In the first half of 2016, as compared to the beginning of 2014, the iron ore and coking coal spot prices decreased by 53% and 27% respectively (Platts H1-2014 vs. H1-2016). At the beginning of 2016, raw material prices have become even more volatile and impacted by short term changes in sentiment, mainly related to Chinese market demand sentiment for crude steel and how the government might deal with excess steelmaking capacity. Since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2015 as well as the first half of 2016, the trend for using shorter-term pricing cycles seems to continue as in previous years.

Iron Ore

Throughout 2015, the downward trend of iron ore prices persisted, with quarterly average spot prices of $62.40 per tonne in the first quarter of 2015, $58.45 per tonne in the second quarter, $54.90 per tonne in the third quarter and $46.65 per tonne in the fourth quarter (CFR China, Platts index, 62% Fe). This downward trend has been supported by continued structural oversupply, resilience of high cost mines, lower mining costs at major supply regions (also supported by currency depreciation, e. g. in Australia and Brazil), lower fuel and freight costs as well as bearish sentiment about Chinese steel demand. In this context of oversupply, the Samarco (a 30 million tonne pellet capacity producer) tailings ponds dam collapsed in November 2015 resulting in a halt of operations; however, it did not affect the plummeting iron ore price trend, which continued decreasing through the end of 2015.

In the first half of 2016, iron ore spot prices have shown a high level of volatility. After falling to the lowest level for the first half of 2016 at $39.25 per tonne on January 14, 2016, prices spiked to $70.50 per tonne on April 21, 2016, and then declined to $49.50 per tonne on June 1, 2016. The price of iron ore recovered in June and was $55.00 per tonne (CFR China, Platts index, 62% Fe) on June 30, 2016, averaging at $52.07 per tonne for the first half of 2016, compared to an average of $60 per tonne for the first half of 2015. The volatility has reflected bullish sentiment on demand due to improved steel margins in China as well as higher than expected crude steel output in China and announcements by Chinese officials on possible reductions in excess steelmaking capacity, which all contributed to sustaining iron ore price at levels above those seen in the fourth quarter of 2015 and in January 2016.

Coking coal and coke

In 2015, the coking coal spot market was on a downward trend, caused by lower imports from China and decreasing production costs from major miners in Australia and other regions. Better performances from domestic mining operations in China further supported the domestic price decrease. Chinese seaborne imports hit a record low in May 2015 at 1.3 million tonnes (down 69% year-on-year). Weaker Japanese imports in the first half of 2015 also contributed to lower spot and contract prices. The premium HCC FOB Australia quarterly contract price was settled at $117 per tonne in the first quarter of 2015 (down $2 per tonne compared to the previous quarter), $109.5 per tonne in the second quarter of 2015 (down $7.5 per tonne compared to the previous quarter), $93 per tonne in the third quarter of 2015 (down $16.5 per tonne compared to the previous quarter) and $89 per tonne in the fourth quarter of 2015 (down $4 per tonne compared to the previous quarter). The spot price (Premium LV HCC =Low Vol Hard Coking coal, FOB Australia) reached its lowest level of 2015 at $72 per tonne on November 30, 2015.

In the first quarter of 2016, the premium HCC FOB Australia quarterly contract price was settled at $81 per tonne (down $8 per tonne compared to the previous quarter). By the end of the first quarter, the spot price increased to $82 per tonne. During the second quarter of 2016 the coking coal spot price has been on an upward trend supported by higher volume imports from China (January-May 2016 up 27% year-on-year vs January-May 2015). In the second quarter of 2016, the premium HCC FOB Australia quarterly contract price was settled at $84 per tonne (up $3 per tonne compared to the previous quarter). The spot price (Premium LV HCC, FOB Australia) has been quite volatile in the second quarter of 2016 ranging from $84 to $100 per tonne, driven by the bullish sentiment from steel demand and end-user drivers, such as housing demand and prices in China. The premium HCC FOB Australia quarterly contract price was settled at $92.5 per tonne for the third quarter of 2016 (up $8.5 per tonne compared to the previous quarter).

ArcelorMittal continues to leverage its extensive supply chain, diversified supply portfolio and contracts flexibility to capture a maximum value from the market price volatility and rapidly changing pricing environment.

Scrap

During the first half of 2016, scrap prices continued falling to a minimum in mid-February of €156 per tonne (“/t”), then saw an increase to a maximum in May of €248/t and finally decreased in June. Export prices for scrap grade HMS 80:20 declined by $5/t, from an average of $219/t in Rotterdam FOB full year 2015 to an average of $214/t in the first half of 2016; in the United States, East Coast FOB average prices increased by $3/t, from $224/t for 2015 to $227/t for the first half of 2016.

Turkey, the biggest scrap importer in the deep sea market, also experienced decreases in scrap prices of $11/t CFR for HMS 80:20 in the first half of 2016 compared to the full year 2015. Average scrap prices for US originated material decreased from $242/t for 2015 to $231/t in the first half of 2016 (CFR Turkey) and average prices for EU originated scrap decreased from $234/t to $223/t (CFR Turkey) during the same period. These price decreases were still supported by significant imports of billets from China-based iron ore production. Steel production increased in Turkey in the first five months of 2016 by 3.4% compared to the first five months of 2015, scrap imports increased by 3.1% during the first five months of 2016 compared to the first five months of 2015. High imports of billets from China/CIS remain and business in Turkey is currently moving between scrap import markets and billets depending on the competitiveness. The HMS 80:20 index dropped to $211/t on average for first week of July 2016.

In the domestic US market, average scrap prices decreased by 7% ($16/t) in the first half of 2016 compared to the full year of 2015. The Midwest Index for HMS 1 decreased from an average of $218/t for the full year of 2015 to an average of $202/t in the first half of 2016. Crude steel production in the United States remained almost constant (-0.2%) in the first five months of 2016 compared to the first five months of 2015.

In Europe, both Eurofer and German Wirtschaftsvereinigung (“WV”) indexes have been discontinued as of January 1, 2016. The German suppliers’ index (“BDSV”) is utilized and converted into Delivered at Place (“DAP”), in order to be comparable to WV. With this policy, the BDSV decreased from €217/t for the full year of 2015 to €189/t for the first half of 2016. In July 2016, even with higher billets prices and iron ore at $55/t, maintenance shutdowns in place and decreasing scrap demand, the European E3 prices were

€10 lower than June at €180-190/t. Crude steel production in Europe declined by 5.6% in the first five months of 2016 compared to the first five months of 2015. In the first half of 2016, European E3 price was $5.5 higher in average than US HMS 1MidWest price; for the full year 2015 the European E3 price was $14 higher than the US HMS 1MidWest price.

Alloys (manganese) and base metals

The underlying price driver for manganese alloys is the price of manganese ore, which increased by 93.4% from $1.85 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2016 to $3.58 per dmtu in June 2016. The manganese ore price increase was mainly due to low stocks and Chinese exports and demand improvement from China.

While the underlying driver for manganese alloys prices is the manganese ore prices, the prices are not currently moving proportionally due to overcapacity of alloys production. Average prices of high carbon ferro manganese increased by 18.3% in the first half of 2016 (from $743 in the first half of 2015 to $879 per tonne), prices of silicon manganese increased by 14.5% in the first half of 2016 (from $781 in the first half of 2015 to $895 per tonne) and medium carbon ferro manganese increased by 11.2% in the first half of 2016 (from $1,174 in the first half of 2015 to $1,306 per tonne).

The base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for the deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in the first half of 2016 was $1,797 per tonne, representing a decrease of 15.9% as compared to the average price in the first half of 2015 ($2,138 per tonne). The January average price was $1,512 per tonne while the June average price was $2,025 per tonne, with a first half of 2016 low of $1,453.5 per tonne on January 12, 2016 and high of $2,102.5 per tonne on June 30, 2016. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 443,175 tonnes as of June 30, 2016, representing a decrease of 21,225 (4.6%) tonnes compared to December 31, 2015 (when stocks registered stood at 464,400 tonnes).

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other hydrocarbon fuels. In North America, the continuous downward pressure on oil prices brought natural gas prices to a minimum level since 1998 (spot price at $1.48/MM British thermal unit (“BTU”) on March 4, 2016) during the first half of 2016. Warmer than average summer forecasts and an expected balanced gas market in 2017 has increased the forecasted price for 2017 in the PJM[4]  electricity market by 9% compared to 2016 (2016 actual: $38.0 per Megawatt hours (“MWh”); 2017 forecast: $41.6/MWh). In Europe, electricity prices reached minimum levels and oil prices were below $30 per barrel (“bbl”) in February 2016. Since then, prices have steadily increased following the commodities price recovery (oil, gas and coal). Electricity prices have recovered 15% to 30% in July 2016. Discussions regarding the French CO2 minimum price (€25-30/ton) have created upwards volatility in the French market at the end of first half of 2016 and are affecting neighboring countries like Belgium and to a lesser extent Germany.

Overall production capacity in Europe remains comfortable in the short term but increasing environmental regulatory constraints and low market prices are pushing utilities to close gas plants and the oldest coal power plants. The electricity price decrease at the end of 2015 and beginning of 2016 is unsustainable for power producers and has accelerated decisions for mothballing unprofitable units. Even if electricity market prices have recovered from minimum levels, the gas power plants remain out of the money, beaten by lower coal power plant marginal prices. This market price driven cut is inconsistent with the need for more flexible power generation to cope with increasingly intermittent renewable capacity. As a result, it is fueling “capacity market” debates and other market mechanisms between utilities, TSO (Transport System Operators), energy regulators and governments that could be needed to guarantee the required investments ensuring security of supply or at least avoid further closures that could jeopardize electricity grid security.

The vote for Brexit has brought additional volatility and risk aversion, but the long-term impact in the electricity markets is still uncertain.

In the absence of increasing demand, the continuous closing of thermal capacity and possible policy decisions on capacity markets and CO2 remain potential triggers for price increases.

[4] PJM Interconnection is a regional transmission organization (RTO) that coordinates the movement of wholesale electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

Natural gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development and increasing liquidity are now prevailing in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or markets in transition from a tariff based system (e.g., Poland). With increasing liquid natural gas (“LNG”) flows in Spain, definitive movement towards a more liquid and integrated market could be experienced by 2017.

This trend is reducing the correlation and sensibility of the Western European market to oil price volatility. As an example, the gas auction of Gazprom in September 2015 was based on market prices and not oil indexation, as market prices were considered better indicators. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors.

In 2015 and 2016, the LNG market continued to grow in Asia, although at a slower pace than in 2013. Excess supply is developing in that market as new liquefaction capacities are coming on stream or ramping up from Australia, Papuasia, Malaysia and the United States. This increase is not being absorbed due to the economic slowdown, resulting in higher shipments to Europe (compounded by the fact that Japanese nuclear power plants have slowly initiated the ramp-up in generating power, resulting in less LNG demand). The expected high number of LNG shipments in Europe has not materialized yet and the continuous reduction of Groningen output, a giant natural gas field located in the Netherlands, together with some maintenance issues in Norway, has kept the pressure on natural gas prices since its minimum in April 2016. The oil price increase and low natural gas storage injection through the end of June (erasing the surplus gas in storage due to the mild winter) pushed the whole natural gas forward price curve up by approximately 25% for the 2017 calendar price in the Netherlands (from approximately €13.0/MWh up to €16.4/MWh – spot average in first half of 2016 was €13.0/MWh).

Increasing supply (due to, among other things, North America shale oil and a lack of OPEC discipline) and lower demand than expected (due to, among other things, a decrease in the Chinese economy) pushed oil prices down, which resulted in: i) the decrease in Asian oil indexed LNG prices (JKM[5] ) to $4/MMbtu for spot LNG cargos at the beginning of the second quarter of 2016, recovering to $5/MMbtu in July 2016) and ii) the closure of the arbitrage window between Europe and Asia (no strong window is expected in the medium term).

With oil prices near $50/bbl at the end of the first half of 2016 and an increase of natural gas prices in Europe, the arbitrage window between Europe and Asia remains closed.

In 2016 in the United States, a record buildup of gas in storage occurred during the 2015/2016 winter with a surplus of approximately 15% compared to the 5 year average (decreasing the risk premium for winter months). Gas power plants are taking the lead and increasing their market share in the production mix, triggering volatility in the summer period (many of the US regions are experiencing above average temperatures and heat waves). New liquefaction facilities for export to Europe or Asia are entering the LNG market, potentially pushing U.S. gas prices up to keep up with the new export demand.

Ocean freight[6]

Ocean freight prices decreased in the first half of 2016 compared to the same period in 2015 primarily due to a fall in coal imports and sluggish exports from Brazil. However, the market began to see some recovery in the second quarter of 2016 as Chinese restocking began.

Deliveries of new ships continued but have been eclipsed somewhat by an increase in demolitions which have been higher than expected and are set to exceed records set in 2012. Therefore, net fleet growth has slowed significantly. The shipping sector needs to lose capacity as well as slow future deliveries for market recovery.

Coal supplies into Europe continued to fall substantially with weakness seen across both Indian and Chinese imports as well. Chinese iron ore imports have grown month-on-month and are higher in the first half of 2016 than in the same period in 2015. Brazilian exports were hit by the loss of exports from the Samarco mine as a result of the dam accident last year but additional tonnage from Vale towards the end of 2016 should mean volumes will improve.

The Baltic Dry Index (“BDI”) averaged 486 points in the first half of 2016, representing a 22% decrease compared to the first half of 2015. The Capesize sector averaged $3,590/day in the first half of 2016 (compared to $4,591/day in the first half of 2015). The Panamax sector averaged $3,991/day (compared to $4,999/day in the first half of 2015).

[5] LNG benchmark price assessment for spot physical cargoes delivered ex-ship into Japan and South Korea

[6]Sources: SSY Fleet report, Clarksons Shipping Intelligence Network, ACM, Baltic Index Reports

Impact of exchange rate movements

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

During the first half of 2016, the foreign exchange market was turbulent, resulting in capital outflow from China and the weakening of the Chinese yuan against the U.S. dollar. Quantitative easing programs were enhanced in Japan and Europe where inflation continued to be below the central banks’ expectations. The European Central Bank (the “ECB”) increased monthly asset purchases to €80 billion and extended the purchases to safe corporate bonds, while short-term interest rates further decreased.

Following the release of the U.S. job labor report of May, which came out below expectations, the U.S. dollar weakened against the euro, countering the efforts of the ECB. The U.S. Federal Reserve Bank was unable to implement its tightening monetary policy which led to re-convergence of the G10 economies’ interest rates in the context of depressed outlook.

The outcome of the Brexit referendum reversed this trend in a move toward safety trades that prompted U.S. dollar strength. Consequently, the euro decreased against the U.S. dollar to 1.1117 from 1.1385 between June 23 and 24, 2016, with a low of 1.0913, whereas the British pound depreciated significantly to 1.3311 as of June 30, 2016, against the U.S. dollar from 1.4736 as of December 31, 2015, with a low of 1.3225 during the first half of 2016. The Brexit further accentuated the trend towards lower interest rates in the G10 countries and the movement of investments to safe havens.

In Brazil, the market welcomed the impeachment process where charges of administrative misconduct and disregarding the federal budget were raised against President Dilma Rousseff. The pro-reform transitory government was positively received by investors and during the first six months of 2016, the Brazilian real strengthened from 3.9608 to 3.2130 against the U.S. dollar. The South African rand also benefited from an improved political context and strengthened to 14.7266 from 15.4685 against the U.S. dollar during the same period.

During the first half of 2016, there was a rebound in oil prices which gave breathing room to the Canadian dollar and the Russian ruble, which appreciated respectively from 1.3839 to 1.2924 and from 72.5209 to 63.8735 against the U.S. dollar. During the same period the Mexican peso suffered adverse international flows due to global uncertainty and depreciated to 18.2804 from 17.2075 against the U.S. dollar. The situation in Ukraine hindered any stabilization of the Ukraine hryvnia, which depreciated to 24.8300 as of June 30, 2016 from 24.0280 as of December 31, 2015 against the U.S. dollar. The Kazakhstani tenge leveled off after a period of high volatility (with a high of 388.5 and a low of 336.5 during the first half of 2016) following the free float regime introduction in August 2015, and during the second quarter of 2016 it remained around 340 against the U.S. dollar.

On February 17, 2016, the Venezuelan government devalued its currency by changing the official rate of the bolivar fuerte from 6.3 to 10 per U.S. dollar. It also announced the elimination of the SICAD rate and starting February 18, 2016, the SIMADI rate (renamed DICOM) was allowed to float freely at a rate of approximately 203 bolivar fuerte per U.S. dollar. At June 30, 2016, it had depreciated to 628 against the U.S. dollar.

Trade and import competition

Europe[7]

In 2015, strengthening industrial activity in Europe led to a 2% rise in real steel demand. However, the slowdown in global steel consumption coupled with excess capacity in China led to increased finished steel shipments into Europe, rising to around 25.2 million tonnes, as domestic prices remained relatively attractive. As a result, imports penetration rose to 16.6%.

During the first half of 2016, third country imports into Europe increased by approximately 18% year-on-year; notably however, imports in 2015 increased towards the second half of the year. Meanwhile, underlying steel demand remained healthy over the first half of 2016 and, as a result, ArcelorMittal estimates imports penetration remained almost unchanged from 2015 levels at 16.5% over the first half of the year. Over the first half of 2016, the share of imports from the CIS and China fell slightly from 59% to 56%. Chinese origin imports contribution slowed slightly from a peak of 29% in 2015 to 26% over the first half of 2016 though total shipment volumes of approximately 3.7 million tonnes during the first half of 2016 are similar to the same period in 2015. While the share of East Asia imports into Europe has also increased to 13% over the first half of 2016, other traditional importers into Europe

[7]Source: Eurostat trade data to May 2016, estimates for June 2016.

such as Turkey have seen their market share squeezed in recent years by the influence of China and the CIS. Indeed, Turkey’s imports contribution into Europe remained at around 9% during the first half of 2016 compared to 14% in 2013.

United States[8]

Steel imports penetration declined during the first half of 2016 to 24.6% compared to 31.8% over the same period in 2015. Although ASC slowed down by 8.6% over the first half of 2016 amid destocking and continued weakness in tube and pipe markets, finished steel imports fell by almost 30% year-on-year, reducing the rate of import penetration.

Steel import penetration had risen to over 28% in both 2014 and 2015 compared to the 22.5% average between 2007 and 2013 driven by healthy domestic demand, restocking activity and attractive prices in the USA relative to international markets.

From November 2015 to April 2016, import volumes into the USA fell to historical levels of around 2.3 million tonnes per month, on average, but increased to around 2.6 million tonnes in May and June 2016 due to the attractive premium of US domestic prices over international prices. During the first half of 2016, long product imports decreased by 10.5% over the peak levels seen last year, while flat products declined by around 25% year-on-year. Semis imports declined by around 23% during the first half of 2016 while tube and pipes were affected the most, falling by 52% year-on-year reflecting falling rig count and therefore energy pipe demand. Almost three quarters of US imports originate from other NAFTA countries (Canada and Mexico), Developed Asia, Brazil and EU. However, trade measures against Italy, UK and China have resulted in reduced shipments from those countries with China’s share dropping to 3% over the first half of 2016 from a peak of 10% in 2014. CIS origin imports continued to contribute around 2% of US imports over the first half of 2016 due to existing trade restrictions against Russia and Ukraine. However, Turkey’s contribution to US imports has doubled in three years to around 10% over the first half of 2016 due to the stringent trade restrictions imposed elsewhere.

Consolidation in the steel and mining industries

Consolidation transactions decreased significantly in terms of number and value in the past three years in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets. However, in an effort to reduce the worldwide structural overcapacity, some consolidation steps might finally happen in 2016, specifically in China and in Europe.

Steel industry consolidation has slowed down substantially in China since 2012. As a key initiative of the Chinese central government’s five-year plan issued in March 2011, the concentration process of the steel industry was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. However, it has not been very effective. In 2015, China dropped its target objective for the top ten Chinese steel producers to account for 60% of national production and for at least two producers to reach 100 million tonne capacity in the next few years. A new industry consolidation plan published by China aims at simplifying approval procedures and facilitating acquisition financing for firms in sectors like steel. In June 2016, Baosteel Group and Wuhan Iron and Steel Group announced the launch of merger negotiations. Globally, the former ranked fifth in terms of crude steel production in 2015, while the latter placed 11th. If the state-controlled companies integrate their operations, they would become the world's No. 2 steelmaker. In addition in Europe, Tata Steel and Thyssenkrupp have confirmed they are in discussions for the consolidation of their European steel mills. Thyssenkrupp has signaled in recent months it would like to combine its European steel operations with those of another steel entity and Tata Steel is reconsidering the sale of its UK operations following the British vote to leave the EU and the outcome of the UK government's consultation on Tata Steel UK's British Steel pension scheme. Also, at the end of June 2016, ArcelorMittal and Marcegaglia announced they have submitted an offer for the acquisition of Ilva, Europe’s largest steel plant in Taranto, Italy.

Going forward, any further consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have higher levels of consolidation. The last evidence of major consolidation among mining companies was the completion of the merger between Xstrata and Glencore on May 2, 2013.

A. Operating results

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

Key indicators

[8]Source: U.S. Department of Commerce, customs census data up to May 2016 and import licenses’ for June 2016.

The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2016 as compared to six months ended June 30, 2015

Health and safety

Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.

Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, was essentially stable at 0.78 for the six months ended June 30, 2016 as compared to 0.79 for the six months ended June 30, 2015, with improvements within NAFTA, Brazil and Europe, offset by deterioration in the Mining and ACIS segments. The Company’s efforts to improve the Group’s health and safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors
	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2016	2015
Mining	0.83	0.59

NAFTA	0.84	0.97
Brazil	0.42	0.59
Europe	0.97	1.05
ACIS	0.61	0.47
Total Steel	0.77	0.82

Total (Steel and Mining)	0.78	0.79

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production

The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2016 as compared with the six months ended June 30, 2015:

		Sales for the six months ended June 30,*		Operating income/(loss) for the six months ended June 30,*
	Segment	2016 (in $ millions)	2015 (in $ millions)	2016 (in $ millions)	2015 (in $ millions)
	NAFTA	7,742	9,322	1,414	(52)
	Brazil	2,743	4,286	238	566
	Europe	14,961	17,147	469	704
	ACIS	2,773	3,370	147	7
	Mining	1,409	1,722	60	(78)
	Other and eliminations	(1,486)	(1,839)	(180)**	3 **
	Total	28,142	34,008	2,148	1,150

*	Segment amounts are prior to inter-segment eliminations.
**

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g., energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

	Total adjustments to segment operating income and other	Six months ended June 30,
		2016 (in $ millions)	2015 (in $ millions)
	Corporate and shared services [1]	(77)	38
	Financial activities	(9)	(11)
	Shipping and logistics	(54)	(34)
	Intragroup stock margin eliminations	(25)	23
	Depreciation and impairment	(15)	(13)
	Total adjustments to segment operating income and other	(180)	3

(1)	Includes primarily staff and other holding costs and results from shared service activities.

Sales

ArcelorMittal’s sales decreased to $28.1 billion for the six months ended June 30, 2016, from $34.0 billion for the six months ended June 30, 2015, primarily due to 17% lower average steel selling prices, 14% lower seaborne iron ore prices and 13% lower marketable iron ore shipments. Sales increased 10% in the second quarter of 2016 as compared to the first quarter for the reasons described below.

Cost of sales

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2016 was $24.9 billion, decreasing as compared to $31.6 billion for the six months ended June 30, 2015, which was driven by the continued decline in raw material prices. Cost of sales was positively affected by $832 million relating to a one-time gain on employee benefits following the signing of the new US labor contract (see note 9 to the condensed consolidated financial statements). Selling, general and administrative expenses (“SG&A”) for the six months ended June 30, 2016 were lower at $1.1 billion as compared to $1.3 billion for the six months ended June 30, 2015. SG&A represented 3.8% of sales for the six months ended June 30, 2016 and June 30, 2015, respectively.

Operating income

ArcelorMittal’s operating income for the six months ended June 30, 2016 amounted to $2,148 million, compared to operating income of $1,150 million for the six months ended June 30, 2015. Operating income was positively affected by $832 million relating to a one-time gain on employee benefits following the signing of the new US labor contract, partially offset by an impairment charge of $49 million related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain (see note 4 to the interim condensed consolidated financial statements included in this report).

Operating income for the six months ended June 30, 2015 was negatively affected by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US and an impairment charge of $19 million relating to the closure of the Georgetown facility in the US.

Shipments and average steel selling price

ArcelorMittal’s steel shipments declined marginally to 43.6 million tonnes for the six months ended June 30, 2016, from 43.8 million tonnes for the six months ended June 30, 2015, primarily due to lower shipments in Brazil, NAFTA and Europe, partially offset by higher shipments in ACIS. Average steel selling prices decreased 17% for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015, largely driven by lower international prices and the depreciation of the major currencies except the euro against the USD. While average steel selling prices decreased for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015, the average selling price increased from $520 per tonne in the first quarter of 2016 to $560 per tonne in the second quarter of 2016 which was the main driver for the 10% increase in sales from the first quarter of 2016 to the second quarter of 2016.

NAFTA
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2016	2015
Sales	7,742	9,322
Operating income / (loss)	1,414	(52)

Crude steel production (thousand tonnes)	11,379	11,683
Steel shipments (thousand tonnes)	10,906	11,105

Average steel selling price (USD/tonne)	647	760

Sales

Sales in the NAFTA segment decreased 17% to $7.7 billion for the six months ended June 30, 2016, from $9.3 billion for the six months ended June 30, 2015, mainly due to a 15% decrease in average steel selling prices and a 2% decrease in steel shipments. Sales increased 3% in the second quarter of 2016 as compared to the first quarter of 2016 due to the increase in the average steel selling price described below.

Operating income or loss

Operating income for the NAFTA segment for the six months ended June 30, 2016 was $1,414 million, as compared with an operating loss of $52 million for the six months ended June 30, 2015. Operating income was positively affected by a one-time gain of $832 million on employee benefits following the signing of the new US labor contract, improved cost performance and improved performance of Calvert partly offset by lower average steel selling prices and lower steel shipments.

Operating loss for the six months ended June 30, 2015 was negatively affected by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US and an impairment charge of $19 million relating to the closure of the Georgetown facility in the US.

Crude steel production, steel shipments and average steel selling price

Crude steel production in the NAFTA segment decreased 3% to 11.4 million tonnes for the six months ended June 30, 2016 as compared to 11.7 million tonnes for the six months ended June 30, 2015, primarily due to the relining of the blast furnace in Las Truchas (Mexico), the closure of Georgetown (US), idling of the steel shop of Indiana Harbour Long Carbon operations (US) and the divestment of the LaPlace and Vinton US Long Carbon facilities.

Total steel shipments in the NAFTA segment decreased 2% to 10.9 million tonnes for the six months ended June 30, 2016, from 11.1 million tonnes for the six months ended June 30, 2015. The decrease in steel shipments for the six months ended June 30, 2016 was primarily due to the divestment, idling and closure of the US Long Carbon facilities mentioned above.

Average steel selling price in the NAFTA segment decreased 15% to $647 per tonne for the six months ended June 30, 2016 from $760 per tonne for the six months ended June 30, 2015, primarily due to lower international prices. However, the average steel selling price has increased 4% from $635 per tonne for the three months ended March 31, 2016 to $660 per tonne for the three months ended June 30, 2016.

Brazil
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2016	2015
Sales	2,743	4,286
Operating income	238	566

Crude steel production (thousand tonnes)	5,467	5,809
Steel shipments (thousand tonnes)	5,161	5,542

Average steel selling price (USD/tonne)	495	704

Sales

Sales in the Brazil segment were $2.7 billion for the six months ended June 30, 2016 as compared to $4.3 billion for the six months ended June 30, 2015, primarily due to lower average selling prices and lower steel shipments as well as continued currency devaluation which impacted the tubular operations in Venezuela.

Operating income

Operating income for the Brazil segment for the six months ended June 30, 2016 was $238 million, as compared with operating income of $566 million for the six months ended June 30, 2015. Operating income for the six months ended June 30, 2016 was negatively affected by lower average steel selling prices and lower steel shipments as well as continued currency devaluation which impacted the tubular operations in Venezuela. Operating performance for the six months ended June 30, 2016 increased significantly during the second quarter of 2016 due to higher average steel selling prices and higher steel shipment volumes as described below.

Operating income for the six months ended June 30, 2015 was negatively affected by lower average steel selling prices offset in part by higher steel shipments (following the restart of the Tubarão furnace in July 2014) and the improvement in the Company’s tubular operations as compared to the six months ended June 30, 2014.

Crude steel production, steel shipments and average steel selling price

Crude steel production decreased 6% to 5.5 million tonnes for the six months ended June 30, 2016 as compared with 5.8 million tonnes for the six months ended June 30, 2015 as a result of weaker demand and the idling of the ArcelorMittal Point Lisas facility in Trinidad and Tobago.

Total steel shipments in the Brazil segment were 5.2 million tonnes for the six months ended June 30, 2016 as compared to 5.5 million tonnes for the six months ended June 30, 2015 primarily driven by weaker demand and the idling of the ArcelorMittal Point Lisas facility in Trinidad and Tobago. Steel shipments for the six months ended June 30, 2016 were positively affected by increased slab exports from Brazil, particularly during the second quarter of 2016 with a 9% increase in steel shipments as compared to the first quarter of 2016.

Average steel selling price in the Brazil segment decreased 30% to $495 per tonne for the six months ended June 30, 2016 from $704 per tonne for the six months ended June 30, 2015, primarily driven by lower international prices and the appreciation of the USD. However, the average steel selling price increased 9% from $474 per tonne for the three months ended March 31, 2016 to $515 per tonne (primarily flat steel prices up 19%) for the three months ended June 30, 2016.

Europe
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2016	2015
Sales	14,961	17,147
Operating income	469	704

Crude steel production (thousand tonnes)	21,891	22,985
Steel shipments (thousand tonnes)	21,330	21,557

Average steel selling price (USD/tonne)	546	625

Sales

Sales in the Europe segment decreased 13% to $15.0 billion for the six months ended June 30, 2016 as compared to $17.1 billion for the six months ended June 30, 2015, primarily due to a 13% decrease in average steel selling prices driven by lower international prices.

Operating income

Operating income for the Europe segment for the six months ended June 30, 2016 was $469 million, as compared with operating income of $704 million for the six months ended June 30, 2015. Operating income for the six months ended June 30, 2016 was negatively impacted by lower average steel selling prices and steel shipments and $49 million impairment charge related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain, partially offset by lower costs and efficiency improvements. Operating performance for the six months ended June 30, 2016 increased significantly during the second quarter of 2016 reflecting seasonal improvement in market conditions with higher average steel selling prices and higher steel shipment volumes described below.

Operating income for the six months ended June 30, 2015 was positively impacted by improved market conditions and the realized benefits of cost optimization efforts as well as increased shipments, offset by lower average steel selling prices.

Crude steel production, steel shipments and average steel selling price

Crude steel production for the Europe segment decreased 5% to 21.9 million tonnes for the six months ended June 30, 2016, from 23.0 million tonnes for the six months ended June 30, 2015 primarily due to relining of blast furnace #4 in Dunkirk (France), the ongoing blast furnace relining in Krakow (Poland) and the idling of the Sestao and the Zumarraga facilities in Spain.

Total steel shipments in the Europe segment decreased marginally by 1% to 21.3 million tonnes for the six months ended June 30, 2016, from 21.6 million tonnes for the six months ended June 30, 2015.

Average steel selling price in the Europe segment decreased 13% to $546 per tonne for the six months ended June 30, 2016 from $625 per tonne for the six months ended June 30, 2015, largely due to the decrease in international prices. However, the average steel selling price has increased 6% from $530 per tonne for the three months ended March 31, 2016 to $562 per tonne for the three months ended June 30, 2016.

ACIS
	Performance for the six months ended June 30,
(in millions of USD unless otherwise shown)	2016	2015
Sales	2,773	3,370
Operating income	147	7

Crude steel production (thousand tonnes)	7,594	7,299
Steel shipments (thousand tonnes)	6,768	6,211

Average steel selling price (USD/tonne)	365	477

Sales

Sales in the ACIS segment decreased 18% to $2.8 billion for the six months ended June 30, 2016 as compared to $3.4 billion for the six months ended June 30, 2015, primarily due to a 23% decrease in average steel selling prices partly offset by a 9% increase in steel shipments.

Operating income

Operating income for the ACIS segment for the six months ended June 30, 2016 was $147 million, as compared with operating income of $7 million for the six months ended June 30, 2015. Operating income for the six months ended June 30, 2016 was positively affected by better cost performance and higher sales particularly in the second quarter of 2016, which benefitted from an increase in average steel selling prices of 28% as compared to the first quarter of 2016. Operating income for the six months ended June 30, 2015 was positively affected by lower costs and higher shipments.

Crude steel production, steel shipments and average steel selling price

Crude steel production for the ACIS segment increased 4% to 7.6 million tonnes for the six months ended June 30, 2016, from 7.3 million tonnes for the six months ended June 30, 2015, primarily driven by better operational performance in  Kazakhstan and Ukraine, as well as South Africa.

Total steel shipments in the ACIS segment increased 9% to 6.8 million tonnes for the six months ended June 30, 2016, from 6.2 million tonnes for the six months ended June 30, 2015. Steel shipments for the six months ended June 30, 2016 were positively affected by better operational performance. Steel shipments for the six months ended June 30, 2015 were negatively affected by weak domestic demand in South Africa and CIS.

Average steel selling price in the ACIS segment decreased 23% to $365 per tonne for the six months ended June 30, 2016 from $477 per tonne for the six months ended June 30, 2015, primarily driven by the decrease in international prices and the depreciation of local currencies against the USD. However, the average steel selling price has increased from $320 per tonne for the three months ended March 31, 2016 to $409 per tonne for the three months ended June 30, 2016, as mentioned above.

Mining
	Sales and operating results for the six months ended June 30,
(in millions of USD unless otherwise shown)	2016 (in $ millions)	2015 (in $ millions)
Sales	1,409	1,722
Operating income / (loss)	60	(78)

		Six months ended June 30,
	Mining shipments (million tonnes) [1]	2016	2015
	Iron ore shipped externally	6.3	6.5
	Iron ore shipped internally and reported at market price [3]	11.1	13.6
	Iron ore shipped externally and internally and reported at market price [3]	17.4	20.1
	Iron ore shipped internally and reported at cost-plus [3]	11.1	10.5
	Total iron ore shipments [2]	28.5	30.6

	Coal shipped externally	1.0	0.7
	Coal shipped internally and reported at market price [3]	0.6	0.6
	Coal shipped externally and internally and reported at market price [3]	1.6	1.3
	Coal shipped internally and reported at cost-plus [3]	1.7	1.7
	Total coal shipments [4]	3.3	3.0

(1)

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

(2)

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

(3)

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties. Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

(4)	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Six months ended June 30,
	Iron ore production (million metric tonnes) [1]	Type	Product	2016	2015
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	17.3	19.1
	South America	Open pit	Lump and fines	1.6	1.8
	Europe	Open pit	Concentrate and lump	0.8	1.1
	Africa	Open pit / Underground	Fines	1.5	2.6
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	6.4	7.3
	Total own iron ore production			27.6	31.9
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	2.0	2.5
	Africa [4]	Open pit	Lump and fines	0.8	2.8
	Total strategic long-term contracts - iron ore			2.8	5.3

	Total			30.4	37.2

(1)	Total of all finished production of fines, concentrate, pellets and lumps.
(2)	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
(3)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
(4)

The production for the six months ended June 30, 2015 includes purchases under strategic agreements with Sishen Iron Ore Company (Proprietary) Limited's ("SIOC") Kumba and Thabazimbi mines (South Africa). On November 6, 2015, ArcelorMittal announced that an agreement had been reached with SIOC to amend the pricing mechanism terms of the current iron ore supply agreement related to Kumba from a cost-based price to an Export Parity Price (“EPP”) with effect from October 1, 2015. The EPP is calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index price”) and, at certain price levels, ArcelorMittal receives a discounted price. As a result of this amendment, the contract related to Kumba is no longer considered as a strategic contract in 2016.

	Six months ended June 30,
Coal production (million metric tonnes)	2016	2015
Own mines
North America	0.8	0.8
Asia, CIS & Other	2.1	2.3
Total own coal production	2.9	3.1

Sales

Sales in the Mining segment decreased 18% to $1.4 billion for the six months ended June 30, 2016 from $1.7 billion for the six months ended June 30, 2015. Sales to external customers were $0.33 billion for the six months ended June 30, 2016, representing a 22% decrease compared to $0.42 billion for the six months ended June 30, 2015. The decrease in sales to external customers was primarily due to lower shipments of iron ore and coal and lower average iron ore and coal selling prices.

Iron ore shipments to external customers decreased 3% to 6.3 million tonnes for the six months ended June 30, 2016 from 6.5 million tonnes for the six months ended June 30, 2015. However, market-priced iron ore shipments in the second quarter of 2016 increased 23% to 9.6 million metric tonnes as compared to the first quarter of 2016 primarily driven by seasonal shipments from ArcelorMittal Mines Canada offset in part by lower Liberia shipments (in line with revised scope of operations). ArcelorMittal Mines Canada had record shipments of 7.4 million tonnes during the second quarter of 2016. Shipments of marketable iron ore (internal market-priced and shipments to external customers) decreased 14% to 17.4 million tonnes for the six months ended June 30, 2016 from 20.1 million tonnes for the six months ended June 30, 2015. The decrease in marketable shipments was driven by decreased shipments primarily in Mexico, Ukraine and Liberia. Coal shipments to external customers increased 43% from 0.7 million tonnes for the six months ended June 30, 2015 to 1.0 million tonnes for the six months ended June 30, 2016. With respect to lower average selling prices, the average iron ore spot price of $52.1 per tonne CFR China and the average spot price for hard coking coal FOB Australia at $84.2 per tonne were 14% and 12% lower for the six months ended June 30, 2016 than for the six months ended June 30, 2015, respectively. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices in various regions at a given time.

Operating income or loss

Operating income attributable to the Mining segment for the six months ended June 30, 2016 was $60 million, as compared with an operating loss of $78 million for the six months ended June 30, 2015, primarily driven by a decrease of depreciation following the impairments recognized in 2015 and improved cost performance partially offset by lower seaborne iron ore prices. Operating performance for the six months ended June 30, 2016 was largely achieved during the second quarter as operating income was $62 million due to an increase in seaborne iron ore prices and an increase of shipments of marketable iron ore by 15% and 23% as compared to the first quarter of 2016, respectively. Iron ore marketable volume for the six months ended June 30, 2016 was 17.4 million tonnes, compared to 20.1 million tonnes for the six months ended June 30, 2015, representing a decrease of 14%. Coal marketable volume for the six months ended June 30, 2016 was 1.6 million tonnes, compared to 1.3 million tonnes for the six months ended June 30, 2015, representing a 23% increase primarily due to increased shipments at Princeton (US).

Production

Own iron ore production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2016 was 27.6 million metric tonnes, 13% lower than in the six months ended June 30, 2015, primarily due to lower production of Mexico (primarily due to suspension of operations in October 2015 of the Volcan mine due to the end of mine life, with an estimated annual impact of 2 million tonnes), CIS and Liberia operations (production currently maintained at approximately 2-3 million tonnes per year to improve competitiveness).

Own coal production (not including supplies under strategic long-term contracts) in the six months ended June 30, 2016 was 2.9 million metric tonnes, representing a decrease of 6% compared to the six months ended June 30, 2015, mainly related to lower production at the Company’s Kazakhstan operations.

Investments in associates, joint ventures and other investments

Income from investments in associates, joint ventures and other investments was $492 million for the six months ended June 30, 2016, compared to income of $123 million for the six months ended June 30, 2015, primarily related to the $329 million gain on disposal of the Company’s 35% stake in Gestamp Automoción and improved performance of the Calvert joint venture and Chinese investees. The income for the six months ended June 30, 2016 and June 30, 2015 also included the annual dividend received from Erdemir.

Financing costs

Net financing costs for the six months ended June 30, 2016 decreased to $1.1 billion from $1.5 billion for the six months ended June 30, 2015.

Net interest expense (interest expense less interest income) was lower at $638 million for the six months ended June 30, 2016 as compared to $648 million for the six months ended June 30, 2015 driven by savings from early bond repayments (see “Liquidity and capital resources” below) and repayment at maturity on June 3, 2016, of the €1 billion 9.375% bond.

Foreign exchange and other net financing costs (which includes foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) for the six months ended June 30, 2016 amounted to $441 million, as compared to costs of $829 million for the six months ended June 30, 2015. Foreign exchange and other net financing costs include a foreign exchange gain of $60 million as compared to a loss of $423 million for the six months ended June 30, 2015 mainly on account of the impact of the USD depreciation on euro denominated deferred tax assets, partially offset by a foreign exchange loss on euro debt. Other net financing costs for the six months ended June 30, 2016 includes $237 million for one-off premiums paid for the early redemption of bonds as described in “Liquidity and capital resources” below.

Income tax

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.

ArcelorMittal recorded a consolidated income tax expense of $853 million for the six months ended June 30, 2016, as compared to a consolidated income tax expense of $334 million for the six months ended June 30, 2015. The tax expense for the six months ended June 30, 2016 includes a de-recognition charge of $712 million relating to previously recognized deferred tax assets with respect to the Luxembourg tax integration as revised taxable income projections no longer include the effect of the anticipated elimination of the USD exposure of such deferred tax assets denominated in euro.

Non-controlling interests

Net income attributable to non-controlling interests for the six months ended June 30, 2016 was $12 million as compared with $11 million for the six months ended June 30, 2015. Net income attributable to non-controlling interests primarily relates to the minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

Net income or loss attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2016 was $696 million as compared to net loss attributable to equity holders of the parent of $549 million for the six months ended June 30, 2015, for the reasons discussed above.

B. Liquidity and capital resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa, Ukraine and USA. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2016, ArcelorMittal’s cash and cash equivalents, including restricted cash amounted to $2.4 billion as compared to $4.1 billion as of December 31, 2015. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its credit facilities as of June 30, 2016, unchanged from December 31, 2015.

As of June 30, 2016, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $15.1 billion, compared to $19.8 billion as of December 31, 2015.  Net debt (defined as long-term debt ($14 billion) plus short-term debt ($1.1 billion), less cash and cash equivalents and restricted cash ($2.4 billion) was $12.7 billion as of June 30, 2016, down from $15.7 billion at December 31, 2015 (comprised of long-term debt ($17.5 billion) plus short-term debt ($2.3 billion) less cash and cash equivalents and restricted cash ($4.1 billion)). Net debt decreased primarily due to net proceeds from the equity offering ($3.1 billion) and the Gestamp asset sale ($1.0 billion), net cash provided by operations of $0.2 billion (including an operating working capital investment of $1.0 billion), partly offset by capital expenditures of $1.1 billion. The proceeds from the equity offering were used to repay debt. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2016 was 40% as compared to 57% at December 31, 2015.

The margin applicable to ArcelorMittal’s principal credit facilities ($6 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. In a context of low steel prices and challenging industry conditions, on February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating and, on December 18, 2015, placed ArcelorMittal on negative outlook. On November 12, 2015, Moody’s further downgraded ArcelorMittal and placed it on negative outlook. On November 16, 2015, while Fitch affirmed its credit rating of ArcelorMittal, it lowered its outlook to negative. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an incremental interest expense of $21 million for the six months ended June 30, 2015, and $21 million for the six months ended June 30, 2016, compared to interest expense expected prior to the downgrades.

ArcelorMittal’s $6 billion revolving credit facility, which incorporates a first tranche of $2.5 billion maturing on April 30, 2018, and a second tranche of $3.5 billion maturing on April 30, 2020, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1, whereas one facility has a ratio of 4.0 to 1. As of June 30, 2016, the Company was in compliance with both ratios.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2016.

As of June 30, 2016, ArcelorMittal had guaranteed approximately $0.2 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2016.

	Repayment Amounts per Year
	(in billions of $)
Type of Indebtedness As of June 30, 2016	Q316	Q416	2017	2018	2019	2020	2021	>2021	Total
Bonds	-	-	0.6	1.9	1.9	2.1	1.7	4.9	13.1
Long-term revolving credit lines
- $2.5 billion tranche of $6 billion revolving credit facility	-	-	-	-	-	-	-	-	-
- $3.5 billion tranche of $6 billion revolving credit facility	-	-	-	-	-	-	-	-	-
Other loans	0.6	0.4	0.2	0.1	0.2	0.1	0.1	0.3	2.0

Total Debt	0.6	0.4	0.8	2	2.1	2.2	1.8	5.2	15.1

The average debt maturity of the Company was 7.1 years as of June 30, 2016, as compared to 6.2 years as of December 31, 2015.

Financings

Principal credit facilities

On April 30, 2015, ArcelorMittal signed a $6 billion revolving credit facility which incorporates a first tranche of $2.5 billion maturing on April 30, 2018 and a second tranche of $3.5 billion maturing on April 30, 2020. The facility may be used for general corporate purposes and replaces the $2.4 billion revolving credit facility agreement dated May 6, 2010 and the $3.6 billion revolving credit facility agreement dated March 18, 2011. As of June 30, 2016, the $6 billion revolving credit facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2018. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility.

2016 Capital markets transactions and other outstanding loans and debt securities

On June 29 and July 14, 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         $113 million of its U.S. dollar denominated 5.125% Notes due June 1, 2020 (the “June 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $119 million. Following this purchase, $387 million principal amount of the June 2020 Notes remained outstanding.

•         $147 million of its U.S. dollar denominated 5.250% Notes due August 5, 2020 (the “August 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $160 million. Following this purchase, $853 million principal amount of the August 2020 Notes remained outstanding.

•         $323 million of its U.S. dollar denominated 5.500% Notes due March 1, 2021 (the “2021 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $347 million. Following this purchase, $1,177 million principal amount of the 2021 Notes remained outstanding.

On June 3, 2016, at maturity, ArcelorMittal repaid its €1 billion 9.375% unsecured bonds.

On May 20, 2016, ArcelorMittal redeemed its $1.4 billion 4.5% Notes due February 25, 2017, prior to their scheduled maturity for a total amount of $1,466 million, including premium and accrued interest.

In May 2016, pursuant to cash tender offers, ArcelorMittal purchased $408 million of its U.S. dollar denominated 9.85% Notes due June 1, 2019 (the “USD 2019 Notes”) for a total aggregate purchase price (including accrued interest) of $498 million. Following this purchase, $1,092 million principal amount of the USD 2019 Notes remained outstanding.

In April 2016, pursuant to cash tender offers, ArcelorMittal purchased:

•         $437 million of its U.S. dollar denominated 6.125% Notes due June 1, 2018 (the “USD 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $467 million. Following this purchase, $1,063 million principal amount of USD 2018 Notes remained outstanding.

•         €460 million of its euro denominated 4.625% Notes due November 17, 2017 (the “Euro 2017 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €511 million. Following this purchase, €540 million principal amount of Euro 2017 Notes remained outstanding.

•         €166 million of its euro denominated 4.50% Notes due March 29, 2018 (the “Euro 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €181 million. Following this purchase, €334 million principal amount of the Euro 2018 Notes remained outstanding.

Other loans and facilities

On May 23, 2016, ArcelorMittal USA LLC signed a $1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Any borrowings under the facility will be secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility will be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2016, the facility remains fully available.

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015 and certain facilities were also extended in 2016. As of June 30, 2016 the facilities, totalling approximately $0.6 billion, remain fully available.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in Note 6 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2015 and Note 7 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2016.

True sale of receivables (“TSR”) programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,378 million as of June 30, 2016. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,730 million and $4,580 million as of June 30, 2016 and as of December 31, 2015, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the six months ended June 30, 2016 and 2015 was $16.5 billion and $17.2 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the six months ended June 30, 2016 and 2015 were $56 million and $61 million, respectively.

Sources and uses of cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2016 and 2015:

	Summary of Cash Flows for the six months ended June 30,
	2016	2015
	(in $ millions)	(in $ millions)
Net cash provided by operating activities	179	104
Net cash used in investing activities	(34)	(875)
Net cash (used in) provided by financing activities	(1,717)	1,597

Net cash provided by operating activities

For the six months ended June 30, 2016, net cash provided by operating activities was stable at $0.2 billion as compared with net cash provided by operating activities of $0.1 billion for the six months ended June 30, 2015.

Net cash provided by operating activities for the six months ended June 30, 2016 was negatively affected by a $1.0 billion increase in operating working capital mainly due to a seasonal investment in working capital in the first quarter of 2016 and offset by improved market conditions during the second quarter of 2016.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2016 was $34 million as compared with net cash used in investing activities of $875 million for the six months ended June 30, 2015.

Capital expenditures were $1.1 billion for the six months ended June 30, 2016 as compared with $1.3 billion for the six months ended June 30, 2015. The Company currently expects that capital expenditures for the year ended 2016 will amount to approximately $2.4 billion.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including those invested by the Company’s joint ventures) completed in the last half of 2015 and in the current year, as well as those that are ongoing.

Completed projects in most recent quarters

	Region/segment	Site	Project	Capacity / particulars	Actual completion
	USA	AM/NS Calvert Joint Venture	Phase 1: Slab yard expansion – Expansion of Bay 4 and minor installations for Bay 5	Increase coil production level up to 4.6 million tonne/year coils	Q1 2016
	Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4 million tonne/year for bars for civil construction	Q1 2016
	Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1 million tonne/year	Q4 2015[1]
	Canada	Baffinland	Early revenue phase	Production capacity 3.5 million tonne/year (iron ore)	Q3 2015[2]

Ongoing projects
	Region/segment	Site	Project	Capacity / particulars	Forecast completion
	USA	Indiana Harbor	Indiana Harbor "footprint optimization project"	Planned investments totalling approximately $200 million for the restoration of 80" hot strip mill, new caster at No.3 steel shop and upgrades at Indiana Harbor finishing and logistics	2018
	USA	AM/NS Calvert Joint Venture	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6 million tonne/year to 5.3 million tonne/year coils	2017
	NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize	2016
	Europe	ArcelorMittal Krakow (Poland)	HRM extension HDG increase	Increase HRC capacity by 0.9 million tonne/ year Increasing HDG capacity by 0.4 million tonne/ year	2016 2016[3]
	Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6 million tonne/ year and cold rolling (CR) capacity by 0.7 million tonne/ year	On hold
	Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2 million tonne/ year	On hold[1]
	Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2 million tonne/year; Sinter feed capacity of 2.3 million tonne/year	On hold
	Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonne/ year (high grade sinter feed)	On hold[4]

1

Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves.

2	The first production in Baffinland was in the fourth quarter of 2014, with first shipments taking place during the third quarter of 2015 following the completion of shiploader and port infrastructure.
3

On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which is coming to the end of its lifecycle in mid-2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tonness per annum and increasing the hot dip galvanizing capacity by 0.4 million tonnes per annum. The capex value of those two projects exceeds PLN 300 million (€90 million). In total, the group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

4

ArcelorMittal Liberia is considering moving ore extraction from its depleting direct shipping ore ("DSO") deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit, by the third quarter of 2017.  In the current initial DSO phase at Tokadeh, significant cost reduction and restructuring continued to ensure the mine’s competitiveness at current prices. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. In 2016, the operation at Tokadeh was right sized to 3 million tonnes per annum ("Mtpa") to focus on its ‘natural’ Atlantic markets and this will continue in 2016 at rates between 2Mtpa and 3Mtpa to maintain the life of the DSO phase as ArcelorMittal finalizes the transition to the appropriate next phase of development.  The nearby Gangra deposit is now the preferred next development in a staged approach as opposed to the originally planned phase 2 step-up to 15Mtpa of concentrated sinter fine ore that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. Accordingly, definition drilling has begun in Gangra. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long term sinter feed and concentration phase. Extensive tonnage of concentrator feed material is already exposed in readiness for the planned concentrated sinter fines phase.

Cash flow from investing activities other than capital expenditures for the six months ended June 30, 2016 amounted to $1.1 billion and included primarily an inflow of $971 million for the sale of the Company’s 35% stake in Gestamp  Automoción, $94 million for the sale of the La Place and Vinton US Long facilities and $46 million for the second and third tranche of the share buy-back option in Stalprodukt. Cash flow from investing activities other than capital expenditures for the six months ended June 30, 2015 amounted to $412 million and included an inflow of $108 million from the exercise of the fourth put option on Hunan Valin shares, $67 million following the repayment of a loan granted to the equity method investment ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Annim Sirketi (“RZK”), $92 million from the steel cord business divestment and proceeds from the sale of tangible assets.

Net cash (used in) provided by financing activities

Net cash used in financing activities was $1.7 billion for the six months ended June 30, 2016 as compared to net cash provided by financing activities of $1.6 billion for the six months ended June 30, 2015.

During the six months ended June 30, 2016, the Company received $3.1 billion proceeds from its equity offering and made repayments of short-term and long-term debt for $5.0 billion. For further detail on the debt repayments, see “Liquidity and capital resources” above. During the six months ended June 30, 2015, financing receipts amounted to $2.9 billion including $1.9 billion related to the issuance of Notes under the Company’s Euro Medium Term Notes Programme (€750 million 3.125% Notes due January 14, 2022, €400 million Floating Rate Notes due April 9, 2018 and €500 million 3.00% Notes due April 9, 2021) and $1 billion proceeds from the issuance of $500 million 5.125% Notes due June 1, 2020 and $500 million 6.125% Notes due June 1, 2025. These proceeds were partly offset by a repayment of a $1.0 billion loan with a financial institution.

Dividends paid to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries were nil and $47 million for the six months ended June 30, 2016, respectively, and $331 million and $53 million for the six months ended June 30, 2015, respectively.

Equity

Equity attributable to the equity holders of the parent increased to $29.8 billion at June 30, 2016, compared with $25.3 billion at December 31, 2015, primarily due to the rights issuance as described in the Corporate governance section which increased equity on a net proceeds basis by $3.1 billion, the net income attributable to the equity holders of the parent of $0.7 billion and a foreign exchange translation reserve gain of $0.8 billion offset by actuarial losses of $0.3 billion (related to the ratification of the new USW labor agreement).

Treasury shares

ArcelorMittal held 7.9 million shares in treasury at June 30, 2016, down from 8.6 million shares at December 31, 2015 as a result of allocations to employees under incentive plans. At June 30, 2016, the number of treasury shares represented 0.26% of the total issued number of ArcelorMittal shares.

C. Research and development, patents and licenses

Research and development expense (included in selling, general and administrative expenses) was $105 million for the six months ended June 30, 2016 as compared to $120 million for the six months ended June 30, 2015.

D. Trend information

All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.

Outlook

Based on the current economic outlook, ArcelorMittal expects global ASC to grow slightly in 2016 as compared to 2015. By region: In the US, the Company has lowered its forecasts for flat and long ASC to 2 to 3% (from 3 to 4%) primarily due to a tightening of supply, resulting in lower inventories and longer lead times. In Europe, the pick-up in underlying demand is expected to continue to be supported by the strength of automotive, but apparent demand is expected to be modest at 0 to 1% in 2016 (versus a growth of 3.4% in 2015). Increased uncertainty post Brexit is likely to slow the economic recovery, albeit the largest impact to be felt in the UK, which represents only 2% of ArcelorMittal shipments. The Company’s forecasts for ASC declines in both Brazil and CIS remain unchanged, as the rate of contraction slows in both markets. In China, the Company’s view of demand is also the same as the first quarter of 2016 as robust infrastructure and automotive continue to support steel demand, while growth in real estate has lost momentum as expected. Overall the Company anticipates global steel demand to grow slightly and importantly with growth in both of its core developed markets.

Despite the steel spread recovery losing momentum in recent weeks, the impact of lagged contract prices will be an important support for operating results as the Company moves into a period of seasonally slower steel demand.

The Company's cash requirements in 2016 are expected to total $4.5 billion, a greater than $1 billion reduction as compared to 2015. The components of this reduction are: lower capital expenditure (capital expenditure is expected to be approximately $2.4 billion in 2016 as compared to $2.7 billion in 2015), lower interest expenses (net interest is expected to be approximately $1.1 billion for 2016 as compared to $1.3 billion for 2015); no dividend in respect of the 2015 financial year; and lower cash taxes.

The improved market conditions are likely to consume working capital in 2016 (current estimate of approximately $0.5 billion); the Company nevertheless continues to expect cash flows from operating activities to exceed capital expenditures in 2016.

E. Off-balance sheet arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent developments

•         During the first half of 2016, ArcelorMittal completed several financing transactions. Please refer to the Business Overview – Liquidity and Capital Resources and Business Overview – Financings sections of this report for a summary of the transactions.

•         On August 1, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to the Valin Group. The sale is subject to regulatory approval.

•         On July 28, 2016, ArcelorMittal signed an agreement with Megasa Siderúrgica S.L. for the sale of its wholly owned subsidiary ArcelorMittal Zaragoza in Spain for total consideration of €80 million. The Company expects to complete the sale during the second half of 2016.

•         On June 30, 2016, ArcelorMittal and Marcegaglia announced they had submitted an offer for the acquisition of Ilva (Italy). The offer details the consortium’s industrial and environmental plans for Ilva, including:

•         A commitment to improving Ilva’s environmental performance, through the installation of best available technology, bringing Ilva in-line with European environmental standards and legislation;

•         The intention to increase Ilva’s primary utilization rate, with crude steel production rising from the current level of approximately 4.8 million tonnes per annum, to over 6 million tonnes per annum by 2020, and to maintain the operation of a minimum of three blast furnaces;

•         A major capital expenditure program aimed at enhancing Ilva’s asset capabilities, increasing productivity levels and improving health and safety performance;

•         The introduction of new, innovative steel grades, facilitating an increase in the proportion of high value-added steel products in Ilva’s product mix;

•         A commitment to guaranteeing employment at industry best practice levels;

•         The economies of scale from which Ilva would benefit by being a part of ArcelorMittal, including leveraging ArcelorMittal’s global research and development expertise, sales and distribution networks, purchasing power, and technical steelmaking and market knowledge.

The submission of the bid is the first step in a multi-stage process that will see only the environmental part of the offer discussed for the next 120 days. Following this period the government will provide more clarity on the next steps of the offer process.

•         On June 23, 2016, ArcelorMittal announced its new contract with the United Steelworkers (USW) was ratified by USW-represented employees. The three-year collective bargaining agreement covers more than 12,000 USW-represented employees at 13 of the Company’s United States facilities in Indiana, Illinois, Minnesota, Ohio, Pennsylvania and West Virginia.

•         On April 8, 2016, ArcelorMittal completed an equity offering with net proceeds of $3.1 billion. New shares of 1,262,351,531 were issued at a subscription price of €2.20 per new share. The Mittal family trust entities exercised their rights for new shares pro rata to their shareholding of 37.38%. Following the equity offering, ArcelorMittal’s issued share capital consists of 3,065,710,869 shares without nominal value.

•         On April 4, 2016, ArcelorMittal completed the sale of its US LaPlace and Vinton Long Carbon facilities to an affiliate of Black Diamond Capital Management (‘Black Diamond’). The LaPlace, Louisiana facility, along with a rolling mill in Harriman, Tennessee, produces billets, angles, flats, channels and beams. The Vinton facility, located in El Paso, Texas, produces rebar and grinding media. Simultaneously, ArcelorMittal has entered into a transition services agreement with Black Diamond, in order to facilitate a smooth transition period and ensure no business disruption.

•         On February 1, 2016, ArcelorMittal completed the sale of its 35% stake in Gestamp Automoción (“Gestamp”) to the majority shareholder, the Riberas family, for total cash consideration of €875 million ($971 million) received in the second quarter of 2016. In addition to the cash consideration, ArcelorMittal received a payment of €10 million ($11 million) for the 2015 dividend in the second quarter of 2016. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

Legal proceedings

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 1 to the condensed consolidated financial statements. Please refer to note 13 for an update to the description of contingencies, including legal proceedings as included in note 8.2 to the consolidated financial statements for the year ended December 31, 2015.

Corporate governance

Please refer to the “Corporate Governance” section of the Company’s 2015 Annual Report on Form 20-F for a complete overview of the Company’s corporate governance practices. The purpose of the present section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2015 and June 30, 2016.

For a description of the changes to the board of directors of the Company (the “Board of Directors”) after the annual general meeting of shareholders held on May 4, 2016, please refer to the Board of Directors section below.

Share Ownership

In May 2015, the Company put in place a Share Ownership Policy for its Chief Executive Officer (“CEO”). Share ownership demonstrates to the Company’s shareholders, the investing public and the Company’s employees, the commitment of the CEO to the Company, and directly aligns his interests with the Company’s shareholders.

Accordingly, the CEO should, within 3 years of the end of 2015, own common shares of the Company at least equal to 3 times his annual salary.

Annual general meeting of shareholders held on May 4, 2016

Equity-based compensation

The May 4, 2016 annual general meeting of shareholders authorized the Board of Directors, in particular to allocate up to 30 million of the Company’s fully paid-up ordinary shares (the “2016 Cap”) and to adopt any rules or measures to implement the special grant (as described below) that the Board of Directors may at its discretion consider appropriate. Such authorization is valid until the annual general meeting of shareholders to be held in 2017.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) (jointly ‘CEO Office’) will be eligible for Performance Share Unit (“PSU”) grants under the Performance Share Unit Plan (the “PSU Plan”). The “PSU Plan” is designed to enhance the long-term performance of the Company and align the members of the CEO Office with the Company’s objectives. The PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the PSU Plan is to be an effective performance-enhancing scheme based on the achievement of ArcelorMittal’s strategy aimed at creating measurable long-term shareholder value.

Awards under the PSU Plan are subject to the fulfillment of cumulative performance criteria: 50% would vest after three years (in 2019) and 50% would vest after five years (in 2021). In order to ensure achievement of the ACTION 2020 plan by the CEO office, it was proposed to make a special grant in 2016 (“Special Grant”), which at grant date will equal 150% of the base salary for the CEO Office.

The allocation of PSUs to eligible employees under ArcelorMittal Equity Incentive plan will be reviewed by the Board of Directors’ Appointments, Remuneration & Corporate Governance Committee, comprised of four independent directors, which makes a recommendation to the full Board of Directors. The Committee will also decide the criteria for granting PSUs and make its recommendation to the Board of Directors. These criteria will be based on the principle of rewarding for performance upon the achievement of clear and measurable metrics for shareholder value creation.

An explanatory presentation, including a description of the performance targets applicable to the PSU Plan for the CEO Office, is available on www.arcelormittal.com  under Investors – Equity investors – Shareholders’ meetings – Annual General Meeting 4 May 2016.

Board of Directors

The May 4, 2016 annual general meeting of shareholders re-elected Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks and Mr. Jeannot Krecké as directors and elected Mr. Karel de Gucht as director, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2019.

The Board of Directors is composed of 12 directors, of whom eleven are non-executive directors and eight are independent directors. The 12 directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Wilbur L. Ross, Mr. Lewis B. Kaden, Mr. Narayanan Vaghul, Mr. Jeannot Krecké, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Bruno Lafont, Mr. Michel Wurth, Mrs. Karyn Ovelmen and Mr. Karel de Gucht. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. The Board of Directors comprises one executive director: Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of the Company. None of the members of the Board of Directors, including the executive director, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2015 annual report of the Company available on www.arcelormittal.com under “Investors – Financial reports – Annual reports.”

Share buy-back

The share buy-back authorization approved by the annual general meeting of shareholders in May 2010 was cancelled by a resolution of the general meeting of shareholders on May 5, 2015. The share buy-back authorization approved by the annual general meeting of shareholders on May 5, 2015 will remain valid for a five-year period, i.e., until May 5, 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.

The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.

The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 72-1 of the Law.

The purchase price per share to be paid shall not represent more than 110% of the trading price of the shares on the markets where the Company is listed, and no less than one cent.

For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.

All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.

Extraordinary general meeting of shareholders held on March 10, 2016 (the “EGM”) and equity offering

The EGM of the Company’s shareholders, held on March 10, 2016 in Luxembourg, approved the two resolutions on the agenda:

•         to reduce the share capital of the Company without distribution to shareholders, in order to reduce the par value of the shares in the Company to an amount of 10 euro cents per share; and

•         to increase the Company’s authorized share capital including the authorization to limit or cancel the shareholders’ preferential subscription rights.

Such approvals were required in connection with the Company’s $3.2 billion equity offering ($3.1 billion on a net proceeds basis) which closed on April 8, 2016 (the “Equity Offering”).

Pursuant to such equity offering, 1,262,351,531 new shares were issued at a subscription price of €2.20 per new share. The Mittal family trust entities exercised their rights for new shares on a pro rata basis in respect of their shareholding of 37.38%. Following the Equity Offering, the Company’s issued share capital consisted of 3,065,710,869 shares without par value and amounts to €306,571,086.90. Following this approval, which is valid for five years, the total authorized share capital is €3.2 billion represented by 31,995,857,213 shares without par value.

Following the conversion of the mandatorily convertible notes and the equity offering, the shareholding structure of the Company as of June 30, 2016 was as follows:

	Shares	% of issued shares
Number of issued shares	3,065,710,869
Number of issued shares less treasury shares	3,057,795,252
Significant shareholder[9]	1,145,840,029	37.38%
Treasury shares	7,915,617	0.26%
Other public shareholders	1,911,955,223	62.37%
of which Capital Group Companies Inc.	168,541,781	5.49%
Total	3,065,710,869	100.00%

Cautionary statement regarding forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the SEC. ArcelorMittal undertakes no obligation to publicly update its forward looking statements, whether as a result of new information, future events, or otherwise.

[9] The Significant Shareholder means the trust (HSBC Trust (C.I.) Limited, as trustee) of which Mr Lakshmi N. Mittal, Mrs Usha Mittal and their children are the beneficiaries, holding ArcelorMittal shares through the following two companies: Nuavam Investments Sàrl and Lumen Investments Sàrl. The total shares held by the Significant Shareholder for purposes of this disclosure do not include ordinary shares or options held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal.